April 10, 2013

BY EDGAR TRANSMISSION

Mr. Nicholas P. Panos
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	CreXus Investment Corp. Schedule 13E-3 and Schedule 14D-9/A filed April 2, 2013 Schedule 14D-9 filed March 18, 2013 File No. 005-85012 Filed by CreXus Investment Corp.

Dear Mr. Panos:

This letter is submitted by CreXus Investment Corp. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 8, 2013 (the “Comment Letter”) with respect to the Company’s Schedule 13E-3 (File No. 005-85012) filed with the Commission on April 2, 2013 (the “Schedule 13E-3”) and Schedule 14D-9 (File No. 005-85012) filed with the Commission on March 18, 2013, as amended on April 2, 2013 (the “Schedule 14D-9”). The Company is concurrently filing Amendment No. 2 to the Schedule 14D-9 and Amendment No. 1 to the Schedule 13E-3, which include changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the responses refer to the Schedule 14D-9, as filed with the Commission on March 18, 2013.

General

1.	We noticed that financial information from CreXus’s filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm This interpretation provides guidance on complying with a nearly identical instruction that applies to Item 10 of Schedule TO.

Response to Comment No. 1

In response to the Staff’s comment, Item 13 of the Schedule 13E-3 has been amended to include all of the summarized financial information required by Item 1010(c) of Regulation M-A.

2.	Revise to expressly indicate, if true, that the Board is producing its fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the issuer, as distinguished from the Board of Directors, that is engaged in the going private transaction.

Response to Comment No. 2

The Company has amended the Schedule 14D-9 to confirm that the Company’s Board is producing its fairness determination on behalf of the Company.

3.	In producing a revised fairness determination, please ensure that the fairness determination is directed expressly at “unaffiliated” security holders of CreXus. Item 1014(a) of Regulation M-A requires disclosure exclusively directed at “unaffiliated security holders.” The current fairness determination, however, addresses a constituency of investors that may include affiliates of CreXus because its officers and directors have not been excluded. Please revise.

Response to Comment No. 3

The Company has amended the Schedule 14D-9 in the relevant instances to indicate that the fairness determination is expressly directed at unaffiliated stockholders of the Company.

4.	CreXus must still specifically discuss or dismiss going concern value, liquidation value and net book value in the context of discussing the factors in support of their fairness determination. Please revise in accordance with the Commission interpretation published in Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response to Comment No. 4

The Company has amended the Schedule 14D-9 to specifically discuss its consideration of the Company’s going concern value, liquidation value and net book value in connection with its fairness determination. The Company also respectfully advises the Staff that further disclosure regarding net book value and liquidation value considerations are included on page 14 (as amended) of the Schedule 14D-9 under the subheadings “Offer Price” and “Run-Off or Liquidation Alternative”, respectively.

5.	While procedural protections do exist for the Transaction, as defined in your filings, the disclosure obligations imposed under Item 1014(c), (d) and (e) of Regulation M-A have not been interpreted by the Commission to have been satisfied based on the affirmative steps outlined in the disclosure. Revise to expressly disclose all negative responses to each codified disclosure obligation. Each of these line items instructs filers to affirmatively state “whether or not” a particular procedural protection has been provided for unaffiliated security holders. General Instruction E to Schedule 13E-3 reaffirms that an “answer…in the negative” must be disclosed. In finalizing the revised disclosure in a manner compliant with the applicable provisions, the Commission’s interpretive guidance published in Q&A No. 21 to Exchange Act Release 17719 (April 13, 1981) should be followed.

Response to Comment No. 5

The Company has amended the Schedule 14D-9 to include disclosure under Items 1014(c) and (e) of Regulation M-A, and the Company respectfully advises the Staff that disclosure under Item 1014(d) is included on page 16 (as amended) under the subheading “Procedural Safeguards” of the Schedule 14D-9.

6.	We noticed the disclosure that “the opinion of Lazard was rendered solely to the Special Committee...” Please revise to remove the implication that security holders may not rely upon any disclosures that relate to the Lazard opinion. Alternatively, please provide the disclosures that are requested through the Division guidance offered at the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex regm-a.htm

Response to Comment No. 6

The Company has amended the Schedule 14D-9 to delete the sentence referenced by the Staff in this Comment 6.

7.	The discussion regarding the availability of withdrawal rights needs to be revised to acknowledge the existence of the statutory withdrawal rights under Section 14(d)(5).

Response to Comment No. 7

The Company has amended the Schedule 14D-9 to include disclosure regarding the availability of withdrawal rights under Section 14(d)(5).

Closing Comments

Depending upon the response received in reply to the comments issued today and any future comments, we may ask that a supplement to the disclosures be provided to security holders. In replying to these comments, please advise us with the views of CreXus as to whether a supplement needs to be mailed to security holders in order for CreXus to be in compliance with Rule 13e-3(f).

Response to Closing Comments

In accordance with the dissemination requirements of Rule 13e-3(f)(1)(iii), we respectfully submit that such dissemination requirements have been satisfied by the public disclosure of the amendments to the Schedule 14D-9 and Schedule 13E-3 by the Company.

In accordance with the requirements of Rule 13e-3(f)(1)(iii), concurrently with the delivery of this letter to the Staff, the Company is filing with the Commission amendments to each of the Schedule 14D-9 and the Schedule 13E-3 reflecting the revisions made or additional information provided in response to the Staff’s comments. These filings are publicly available on the Commission’s website at www.sec.gov, and are also made available on the Company’s website at www.crexusinvestment.com under Investor Relations – SEC Filings. The Company has also issued a press release publicly announcing the filing of the amended Schedule 14D-9 and amended Schedule13E-3 with the Commission, which press release will also be filed as an exhibit to a Current Report on Form 8-K filed with the Commission.

The Company respectfully submits that the proposed method is the most efficient and effective way to promptly disseminate the tender offer materials to stockholders rather than by means of a mailing, and that the proposed method is reasonably calculated to inform the Company’s stockholders. The information in the press release will reach stockholders quickly and will direct stockholders to the fastest possible method of obtaining the amended tender offer documents, i.e., through the SEC’s website or the Company’s website. In addition, by issuing a press release and making the Schedule 14D-9, Schedule 13E-3 and Form 8-K publicly available, the Company will have “promptly disseminate[d] disclosure of material changes to the information required by [Rule 13e-3(d)], in a manner reasonably calculated to inform security holders,” as required by Rule 13e-3(f)(1)(iii), and therefore no additional dissemination of such changes is required. As a matter of past practice, the Company has historically conveyed material information (e.g., financial results or other material developments) to its stockholders by way of a press release and SEC filings and the Company believes that its stockholders are accustomed to receiving information in this way.

We also note that our belief that the additional disclosure contains no new material underlying facts about the tender offer and the merger that would be reasonably expected to have an effect on a stockholder’s ability to make an informed decision about the tender offer and the merger.

In addition, the summary financial information being included in Amendment No. 1 to the Schedule 13E-3 has been directly derived from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 which has been publicly available to the Company’s stockholders since it was filed with the SEC on March 1, 2013. Accordingly, we respectfully submit that the dissemination requirements of Rule 13e-3(f)(1)(iii) have been satisfied with respect to the information referenced in the Staff’s comment.

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In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Gilbert G. Menna of Goodwin Procter LLP at (617) 570-1433 or John T. Haggerty of Goodwin Procter LLP at (617) 570-1526.

Sincerely,

/s/ Kevin Riordan

Kevin Riordan
Chief Executive Officer and President

cc:	Gilbert G. Menna
John T. Haggerty
Goodwin Procter LLP